UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Alemán, Km. 24 s/n
66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports July 2010 traffic

•	Total passenger traffic increases 4.6%

Monterrey, Mexico, August 10, 2010—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 4.6% in July 2010, as compared to July 2009. Domestic traffic increased 2.2%, and international traffic increased 20.8%.

Of total traffic, 97.5% was commercial aviation, and 2.5% was general aviation.

Domestic traffic increased at eight airports. Growth at the Chihuahua, Tampico, Zacatecas, Acapulco, and Mazatlán airports was noteworthy. In Chihuahua, traffic grew on the routes to Mexico City (where Interjet and Click Mexicana opened routes) and Guadalajara. Tampico traffic grew on the routes to Monterrey and Mexico City. Traffic growth in Zacatecas was principally the result of increased traffic on the Tijuana route. In Acapulco, traffic increased on the routes to Mexico City (where Interjet opened a route) and Guadalajara. Mazatlán traffic grew on the routes to La Paz and Guadalajara.  Traffic at the other five group airports decreased.

During the month of July, VivaAerobus opened the Monterrey-Tuxtla Gutierrez route, and Interjet opened the Zihuatanejo-Mexico City route.

International traffic increased at nine airports, with Monterrey, Zacatecas, San Luis Potosí, Acapulco, and Mazatlán showing noteworthy increases. Monterrey benefited from an increase in traffic to Houston, principally because of the opening of new routes by VivaAerobus and Aeroméxico Connect. Zacatecas increased traffic on the route to Los Angeles.  San Luis Potosí benefited from an increase in passenger traffic to Dallas. Acapulco traffic increased on the Phoenix route, while Mazatlán traffic increased on the routes to Houston and Phoenix. International traffic decreased most in the Chihuahua and Torreón airports.

The total number of flight operations (takeoffs and landings) in the month increased 11.1% as compared to the prior year period. Domestic flights increased 8.3%, and international flights increased 34.9%.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 970 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: August 11, 2010